Exhibit 4.32

RESIGNATION AND MUTUAL RELEASE

THIS AGREEMENT, dated April 24, 2024 (the “Effective Date”), is made by and between Harvinder Singh (the “Individual”) and Akanda Corp. (the “Company”).

In consideration of the terms and conditions contained in this Agreement, the parties hereby agree as follows:

1.	Resignation. The Individual hereby resigns as a director and officer of the Company, effective on the Effective Date.

2.	Consideration for Resignation. In consideration of the Individual's resignation as a director and officer of the Company, the Company agrees to pay the Individual the sum of $50,000.00 USD (the "Consideration"). The Individual acknowledges and agrees that the Consideration is full and final settlement of all and any claims he may have in any capacity as a director or officer of the Company, including, but not limited to, claims for further director/officer fees, remuneration, benefits, perquisites, participation in profits or earnings, salary, bonus, dividends, expenses, retirements, or pensions allowances. The Individual further confirms that, upon receipt of the Consideration, he shall not be entitled to and waives any right to claim any further payments, benefits, or entitlements from the Company, and he hereby releases the Company from any such claims in the future.

3.	Individual Release. The Individual, for and on his own behalf and on behalf of his heirs, executors, estate and administrators (collectively, the “Individual Parties”), hereby unconditionally and irrevocably releases and forever discharges the Company and each of its past, present and future directors, officers, shareholders, employees, representatives, affiliates, partners, successors and assigns (collectively, the “Corporate Parties”) from any and all claims, suits, demands, obligations, contracts, liabilities, debts, duties, costs and damages, whether or not known, suspected or disclosed, in law or in equity (collectively, “Claims”), that the Individual, in any capacity, now has or may have in the future against the Corporate Parties, or any of them, with respect to any matter or thing relating to any of the Corporate Parties having occurred during the period ending on the Effective Date. Notwithstanding the foregoing, this Section does not and is not intended torelease the Corporate Parties from any Claims relating to, arising out of or involving:

(a)	fraud, bad faith or willful misconduct on behalf of the Corporate Parties;

(b)	the Individual’s entitlement, if any, to any insurance maintained for the benefit or protection of directors and/or officers of the Company, including, without limitation, directors' and officers' liability insurance;

(c)	the Individual’s right, if any, to indemnification from the Company under the Business Corporations Act (Ontario) or any successor legislation; or

(d)	the rights of the Individual Parties to enforce the terms of this Release,

which obligations are the sole obligations of the Corporate Parties to the Individual Parties from and after the Effective Date.

4.	Corporate Release. The Company, for and on behalf of the Corporate Parties, hereby unconditionally irrevocably releases and forever discharges the Individual from any and all Claims that the Company now has or may have in the future against the Individual with respect to any matter or thing relating to the Company having occurred during the period ending on the Effective Date. Notwithstanding the foregoing, this Section does not and is not intended to release the Individual Parties from any Claims relating to, arising out of or involving:

(a)	fraud, bad faith or willful misconduct on behalf of the Individual; or

(b)	the rights of the Corporate Parties to enforce the terms of this Release, which obligations are the sole obligations of the Individual Parties to the Corporate Parties from and after the Effective Date.

5.	Voluntary Agreement. The Individual represents that he has not been influenced by any representations or statements made by or on behalf of any of the Corporate Parties. The Individual hereby voluntarily accepts the terms of this Agreement.

6.	Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject-matter of this Agreement and supersedes all prior negotiations, proposals and agreements, whether oral or written, with respect to the subject-matter of this Agreement.

7.	Ensurement. This Agreement will ensure to the benefit of and be binding upon the parties and their respective heirs, executors, estate, administrators, successors and assigns, as applicable.

8.	Headings. The division of this Agreement into Sections, and the headings of those Sections, are for reference only and will not limit or control the meaning or interpretation of this Agreement.

9.	Governing Law and Attornment. This Agreement will be governed by and construed in accordance with the laws of British Columbia and the federal laws of Canada applicable therein, without regard to conflict of laws principles. The parties hereby irrevocably attorn to the exclusive jurisdiction of the courts located in Vancouver, British Columbia (and the Supreme Court of Canada, if necessary) for the resolution of any dispute under this Agreement.

10.	Counterpart and Electronic Means. This Agreement may be executed by electronic means and in counterpart and such counterparts together will constitute a single instrument. Execution and delivery of an executed counterpart of this Agreement by any electronic means capable of producing a printed copy will be equally effective as delivery of a manually executed counterpart.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

Signed and Delivered by ________________________________	)
in the presence of:	)
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	)	HARVINDER SINGH
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Witness (Signature))
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Name of Witness (please print))
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Street Address of Witness	)
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City, Province of Witness	)

AUTHORIZED SIGNATORY OF AKANDA CORP.

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